UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   0-20082

Alliance Bancorp

(Exact name of registrant as specified in its charter)

One Grant Square, Hinsdale, Illinois 60521 (630) 323-1776

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

       Approximate number of holders of record as of the certification or notice date:   None

       Pursuant to the requirements of the Securities Exchange Act of 1934, Alliance Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2001	By:	/s/ Robert J. Vana
		Name:	Robert J. Vana
		Title:	Senior Vice President, Chief Corporate Counsel and Corporate Secretary of Charter One Financial, Inc. (parent company of successor by merger to Alliance Bancorp)